March 12, 2009

Securities and Exchange Commission

Division of Corporation Finance

Attention: H. Christopher Owings, Assistant Director

100F Street, NE

Washington, D.C. 20549

Re: Build-A-Bear Workshop, Inc.

Form 10-K for the Fiscal Year Ended December 29, 2007

Filed March 13, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2008

Form 10-Q for the Fiscal Quarter Ended September 27, 2008

Filed November 6, 2008

File No. 001-3232011

Dear Mr. Owings:

This letter sets forth the response of Build-A-Bear Workshop, Inc. (the “Company”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated February 19, 2009 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 29, 2007 filed on March 13, 2008, the Company’s Definitive Proxy Statement on Schedule 14A filed April 8, 2008 and the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 27, 2008 filed on November 6, 2008.

We first provide detailed background information regarding the Company’s retail segment and how we believe it should be analyzed for purposes of SFAS 131. Following that discussion, we set forth the Staff’s comment and our specific responses thereto. As noted below, we have provided in a separate confidential paper submission various Company internal reports that we believe will be helpful to the Staff’s review of our response.

Background Information Regarding our Retail Segment

We appreciated the opportunity to speak with members of the Staff on March 5, 2009 to discuss the segment reporting issue. The purpose of this letter is to respond to the Staff’s written comments contained in your letter dated February 19, 2009 to clarify our previous response and provide additional information as discussed with the Staff on March 5th. In general, while the Company understands and appreciates the Staff’s comments calling for increased segment disclosure where required under SFAS 131, the Company does not believe that for the purposes of SFAS 131 its four geographic regions constitute operating segments for Build-A-Bear Workshop. We understand that we have caused some confusion with our previous response as to the role of geographic regions in our organization. We hope to be able to provide clarity with this response.

We believe that our reportable retail segment is comprised of one operating segment. Our other two reportable segments are International Franchising and Licensing and Entertainment.

In our previous response we referenced our regions when describing why we believe the Company’s retail segment does not include additional operating segments. This discussion focused on our organizational structure and how that structure fit into the definitions of operating and reportable segments in SFAS 131.

We divide our retail stores into different geographic groupings to allocate management responsibilities. Each store has a store manager; bearitory leaders are responsible for ten to fifteen stores; our four regional managers are responsible for six to ten bearitories and report directly to our Chief Financial Officer that we have identified as our Retail segment manager. We have identified our Chief Executive Officer as our Chief Operating Decision Maker (CODM) as she makes all final decisions regarding company-wide resource allocation. Our CODM does not analyze our operations according to this management structure. Rather, she analyzes results and makes decisions regarding capital allocation first at a consolidated level and then, only as needed, at the store level. As discussed below, we believe that under the management approach to segment identification described in SFAS 131 our entire retail operation is one operating segment.

In identifying the operating segments that report to the CODM, we consider the guidance in SFAS 131. We have three distinct revenue producing activities: our retail activities, where revenues are generated directly from the end consumer through our physical stores or e-commerce sites; our franchising activities where our revenues are generated through contractual agreements with our franchisees; and our licensing activities where our revenues are generated through agreements with third-parties to whom we grant rights to use our brand. These activities represent distinct operational areas within the company with different operational and financial metrics.

In further analyzing our retail activities, we considered the management approach described in SFAS 131 to determine if our retail activities comprise one or more operating segments. First and foremost the company has implemented a strategy under which we offer our guests the same experience around the world, which we believe will result in increasingly similar long-term economic trends. Management views its retail activities as a single, global operation. To support this view, we note the following:

•	Operationally, all stores are run under a single brand name, Build-A-Bear Workshop, using the same store model around the world.

•	We have a single product development team for all stores, including our franchisees.

•	All inventories are purchased from the same vendors in US dollars; generally, over 95% of the selection sold at stores is consistent around the world.

•	Our target guest demographics are the same world wide.

•	The vast majority of our leasehold improvements, including all of our stuffers, come from the same suppliers for all of our stores around the world.

•	Because of this global approach to store operations, the Build-A-Bear guest experience is the same in all Company-owned stores around the world.

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All bonus compensation for the CODM and all other executive officers and non-store personnel is based entirely on our consolidated results; bonus compensation for the four regional directors is based 50% on the results of the stores in their respective regions and 50% on our consolidated results.

•	Guest satisfaction, a key driver of net retail sales, is assessed globally using the same criteria.

•	All stores are evaluated using the same performance metrics and compared to a consolidated plan and company-wide averages.

•	Decisions regarding capital allocation and the basic store staffing model are made globally at corporate and the same model is used in all company-owned stores.

•	We operate on a global IT platform, using the same in-store software, point-of-sale systems, merchandising software, general ledger and customer databases.

•	Our virtual world website, buildabearville.com is a global expansion of our brand, available to our on-line guests anywhere in the world.

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Real estate decisions, including new store locations and lease negotiations are made globally at corporate as are all decisions regarding major capital expenditures. The capital expenditure budget for new stores is determined on a consolidated basis. Decisions regarding where to build new stores are based on factors specific to each potential site.

Internal financial information is published every month and distributed to all Bearitory leaders, responsible for ten to fifteen store locations, regional managers, and the CODM, as well as to other members of management not primarily responsible for store operations. This monthly reporting package includes consolidated financial statements, North American Operations financial statements, UK Operations financial statements, France Operations financial statements and individual profit and loss statements for every store. The UK and France operations’ financial statements are presented separately to facilitate statutory reporting in these jurisdictions. Additionally, because their functional currency is not the US dollar, separate financial statements are necessary in order to appropriately calculate currency translation. Separate financial statements are not prepared for the geographic regions in North America. Other financial information in the monthly reporting package includes further analysis of sales and margins, other store expenses, outside services, other corporate headquarters expenses and preopening expenses by store. The Company’s Board of Director’s receives the financial statements on a monthly basis without the individual store statements.

In our periodic filings with the Securities and Exchange Commission, we currently provide information about our European operations because we believe that it is relevant to our investors in the near-term. Upon the acquisition of our former franchisee and a competitor in the UK in 2006, several of our investors requested specific information about the UK operations in order to assess the performance of the acquisition. As we transitioned these stores into a model consistent with our existing stores, we were able to highlight efficiencies and operating improvements. We believe that once the acquisition reaches a certain maturity and the economics of the stores are more consistent with the rest of our store base, the breakout between North America and Europe, specifically in the store contribution table, will no longer be relevant. While we currently provide this information in our filings for the reasons described above, we do not believe that our decision to provide the supplemental information in our filings should impact our conclusion that our European operations are not a separate operating segment within our retail segment.

The key operational report used by management to evaluate performance is the scorecard. The scorecard gives a single line view of the main controllable performance metrics for operating our stores. Each level of management uses the scorecard to focus on his or her area of responsibility and assess how its performance compares to the comparable period in the previous year and total company averages. Managers including the CODM use the scorecard as a tool to discuss results and it provides enough detail to identify outliers and develop action plans to address issues.

In addition to the reports and the scorecard described above, the CODM also regularly reviews:

•	a weekly style summary report, that shows sales by unit for the United States;

•	a daily flash sales tracking report, that summarizes the previous days sales in their functional currency;

•	and the weekly score reports, provided by each regional manager giving a narrative summary and explanation of the information presented in the scorecard for the stores in their regions; and

•	a weekly listing of the top 20 selling styles, by country.

All of these reports include consolidated information and various levels of disaggregated information. This allows all levels of management to speak a common language based on the same information. Each layer of management has access to the data at their layer of control as well as the aggregated data for their comparable groups. As a result, everyone knows what key metrics are being evaluated and where they compare to their peer group and to the company as a whole. Because of this approach to knowledge sharing, all levels of detail are provided to the CODM. Her review of the financial information is limited to the consolidated reports. The trends that are identified in her review of the style reports are used to determine all global buying decisions. The daily flash sales tracking report provides sales information in functional currency so that sales trends can be analyzed without the impact of translation. Her review of the consolidated scorecard is guided by the weekly score report narratives provided by the regional managers.

In her review of the retail operations, the CODM focuses on Company-wide information and analyzing the trends over time and the range of results across the Company. Part of this review is to identify outliers, both positive and negative, so that appropriate actions can be taken to improve store performance and share what works across the board. For this reason, the CODM may have discussions about an individual store’s performance, and has access to the information about individual stores, but the detailed review of each specific store’s performance occurs at lower level of management.

To summarize, the review performed by the CODM to assess performance of retail operations and to make operational and resource allocation decisions is at the consolidated level. All company-owned stores are run under the same model around the world with substantially the same inventory, branding and store experience, and all stores are measured using the same performance metrics compared to total company averages. Capital and real estate decisions are made globally at our corporate headquarters by the CODM.

While we do prepare and review separate financial information for the UK and France operations, this information is for financial reporting and statutory purposes or to prepare analysis in the functional currency. With the exception of the daily flash sales in functional currency, this information is not used by the CODM’s to review operations. Additionally, we believe that our investors currently find the European information that we provide in our periodic filings to be relevant, due to our ongoing efforts to fully integrate the 2006 acquisition. However, this does not change the way we operate our business or analyze its performance. Given all of these factors we have concluded that our retail operations comprise one operating and reportable segment.

In order to facilitate your review, as discussed with the Staff on March 5th, we have provided to the Staff in a separate confidential submission illustrative reports reviewed by the CODM. We believe these reports our consistent with our view that for purposes of SFAS 131, our retail segment is a single segment without additional operating segments.

Comment Response

Set forth below is our specific response to the Staff’s comment in its February 19, 2009 letter. We have included the Staff’s comment in full, followed by our response. For ease of reference, we have divided the comment into various sub-parts and included our response to correspond to each of the various sub-parts.

Annual Report on Form 10-K for the Fiscal Year Ended December 29, 2007

Notes to Consolidated Financial Statements

Note 19. Segment Information, page 63

1.	We have reviewed your response to comment 8 in our letter dated December 30, 2008 and note that you have determined that four geographic regions (Europe plus three regions in North America) represent your operating segments as defined in SFAS 131. We further note that you have aggregated them into one reportable segment based on your belief that thy meet the criteria of paragraph 17 of SFAS 131. We have the following additional comments:

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We read in your response that your Chief Operating Decision Maker (CODM) regularly reviews information that is aggregated in various ways. Your response refers to store level information, bearitories, and geographic regions that you identify as your operating segments. Please explain to us in more detail how you considered whether the individual stores or bearitories constituted your operating segments under SFAS 131, including explaining in more detail the information that is regularly reviewed by your CODM. In this regard, we note your statement that each of the four geographic regions that you identify as operating segments is supervised by a regional workshop managing director who reports directly to your CODM. However, as indicated in paragraph 14 of SFAS 131, a segment manager may be the segment manager for more than one operating segment, so the fact that you have four regional workshop managing directors who report directly to your CODM does not in and of itself, determine that you have four operating segments.

Response:

In determining what constitutes our retail operating segment, we considered the three criteria in paragraph 10 of SFAS 131. While each individual store engages in business activities, earning revenues and incurring expenses, and each store has discrete financial information, the financial statements of each individual store are not regularly reviewed by our CODM for the purpose of assessing performance or making operating and resource allocation decisions. To assess performance and make operating and resource allocation decisions for our retail segment, our CODM reviews our consolidated retail segment results. Our CODM also receives information in a more disaggregated format; our financial and operational reports include various levels of detail since the same reports are used by all levels of management, including individual store managers, bearitory leaders, regional managers and the CODM, each using the data that is relevant to his or her job responsibilities.

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Given your statement that the four geographic regions are your operating segments, please explain to us in reasonable detail how you determined that these operating segments have similar economic characteristics as evidenced by similar long-term average gross margins. Refer to paragraph 17 of SFAS 131 and EITF 04-10. In this regard, given the disparity of your results in North America as discussed in your response to our prior comments concerning your goodwill and as noted in your comparison of same store sales in your September 27, 2008 Form 10-Q, it appears that at a minimum your European segment has significantly different profitability from your North American segments. To help better us understand this matter, please provide us with the gross margin for each of the four geographic regions for the five years ended 2008, estimating 2008 if formation. Also provide us with your projected gross margin for each region for 2009 or a narrative explanation of your expectations based on whatever measure of profitability is quantified in your plan, such as operating income or earning before taxes. Finally, provide a narrative analysis that reconciles the gross margin numbers and future expectations presented in your response to your conclusion that all four geographic regions have similar long-term average gross margins.

Response:

Please see our earlier comments in “Background Information Regarding our Retail Segment” describing why our geographic regions are not operating segments. As we have one retail operating segment, it is not necessary to consider the aggregation criteria.

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Given your statement that the four geographic regions are your operating segments, please tell us how you considered whether any of these operating segments met the quantitative thresholds as contemplated in paragraph 18 of SFAS 131. Given that the Retail reportable segment provides the vast majority of your consolidated revenues and pre-tax income, and given that you only have four operating segments within the Retail reportable segment, is unclear to us that none of these four operating segments would meet the 10% threshold.

Response:

Please see our earlier comments in “Background Information Regarding our Retail Segment” describing why our geographic regions are not operating segments. As we have one operating segment, it is not necessary to consider the quantitative thresholds.

The Company hereby also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In light of the short period of time before the deadline for filing our 2008 Form 10-K, we would very much appreciate the Staff’s expedited review of our response.

We believe the foregoing to be fully responsive to the Staff’s comments. Our auditors and outside counsel have reviewed the information in this response. Please direct any additional questions or comments to me at (314) 423-8000. My fax number is (314) 423-8188.

Sincerely,

/s/ Tina Klocke
Tina Klocke
Chief Financial Bear, Treasurer and Secretary

cc:	Catherine Brown, SEC
Lisa Sellars, SEC
Jennifer Thompson, SEC
Joe Maloney, Jr., KPMG LLP
Melanie Dolan, KPMG LLP
Meredith B. Cross, Wilmer Hale
Eric Fencl, Build-a-Bear Workshop